Steven K. Young Executive Vice President, Chief Financial Officer, Chief Accounting Officer & Controller 550 South Tryon Street Mail Code: DEC 44-A Charlotte, NC 28202 o: 704-382-7704 f: 980-373-8724

August 29, 2013

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Duke Energy Corporation

Progress Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File Nos. 1-32853 and 1-15929

Dear Mr. Mew:

On behalf of Duke Energy Corporation, we have the following response to your comment letter dated August 15, 2013 relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Duke Energy Corporation (“Duke Energy”) and Progress Energy, Inc. (“Progress Energy”).

For your convenience, we have included the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) below in bold followed by Duke Energy’s corresponding response.

General

1.      Our review encompassed the parent company, and Progress Energy, Inc. In the interests of reducing the number of comments, we have not addressed Progress Energy, Inc. with a separate comment. To the extent a comment is applicable to Progress Energy, Inc. please address the issue separately for this registrant.

The responses below relate to Duke Energy and/or Progress Energy as appropriate. In addition it should be noted the names of certain subsidiaries have changed since the filing of the 2012 Form 10-K. Duke Energy Progress, formerly known as Progress Energy Carolinas, and Duke Energy Florida, formerly known as Progress Energy Florida are both mentioned in responses to your original comments. These entities are generally referred to by their current names. However, quotations from previously filed documents include former names.

Andrew D. Mew

U.S. Securities and Exchange Commission

August 29, 2013

Item 1.A. Risk Factors, page 26

2.      In future filings, please consider including a risk factor to discuss the risks related to non-compliance of debt covenants or conditions. In this regard, we note on page 70 your disclosure that the Subsidiary Registrants are required to pass a “net earnings” test in order to issue new first mortgage bonds, and the test requires that the issuer’s adjusted net earnings be at least twice the annual interest requirement for bonds currently outstanding and to be outstanding. However, you disclose that “Duke Energy Indiana’s and Progress Energy Florida’s ratios of net earnings to the annual interest requirement for bonds have at times in 2012 been below 2.0.”

In future filings, beginning with the September 30, 2013 Form 10-Q, Duke Energy will include a risk factor to discuss risks related to non-compliance with debt covenants and conditions.

Item 7. Management’s Discussion & Analysis of Financial Condition, page 37

Liquidity and Capital Resources, page 65

3.      In future filings, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your cash and cash equivalents decreased from 2012 as compared to 2011 and during the quarterly period ended March 31, 2013. However, they appear to have increased in your most recent Form 10-Q for the quarterly period ended June 30, 2013. In future filings, please elaborate and explain these trends. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350. This comment also applies to the Form 10-K for the period ended December 31, 2012 filed by Progress Energy, Inc.

In future filings, beginning with the September 30, 2013 Form 10-Q, Duke Energy will provide additional analysis as necessary concerning the quality and variability of earnings and cash flows in order to provide a better understanding of material trends and uncertainties.

Andrew D. Mew

U.S. Securities and Exchange Commission

August 29, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, page 117

Allowance for Doubtful Accounts, page 122

4.      Please explain to us and disclose what caused the three year decline in the allowance for doubtful accounts at Progress Energy.

The decrease in the allowance for doubtful accounts is principally related to Duke Energy Florida and relates to its evaluation of collectability of receivables from Nuclear Electric Insurance Limited (NEIL) for Crystal River Unit 3, as shown in the table below (in millions).

	December 31,
	2010	2011	2012
Total allowance for doubtful accounts	$ 35	$ 27	$ 16
Allowance for doubtful accounts associated with NEIL receivables	18	12	-
Allowance for doubtful accounts associated with other receivables	$ 17	$ 15	$ 16

Progress Energy has included disclosures within its Form 10-K and Form 10-Q filings throughout 2010, 2011 and 2012 regarding the status of Crystal River Unit 3, and the related receivables from NEIL.

2. Acquisitions, Dispositions and Sales of Other Assets, page 128

Purchase Price Allocation, page 130

5.      We note your disclosure of the purchase price allocation refinements for the Progress Energy merger, which included a decrease in fair value to property, plant and equipment of $1,670 million. We also note your disclosure that Progress Energy’s operations are primarily rate-regulated in which the fair values of their tangible and intangible assets and liabilities subject to rate-setting provisions approximate their carrying values. In that regard, explain to us and disclose what the fair value refinements represent and whether they are related to any non-regulated operations.

The decrease in the fair value of property, plant and equipment of $1,670 million is principally due to the determination that the retirement of Duke Energy Florida’s Crystal River Unit 3 nuclear plant was deemed probable at the acquisition date. This resulted in a reduction in property, plant and equipment of $1,684 million to reclassify the net carrying value of Crystal River Unit 3 from an operating asset to a regulatory asset. Refer to question 7 below regarding the basis for reflecting the impact of the decision to retire Crystal River Unit 3 as part of the acquisition method of accounting under ASC 805, Business Combinations, for Progress Energy.

Andrew D. Mew

U.S. Securities and Exchange Commission

August 29, 2013

Duke Energy included the following disclosure on page 130 to describe the reason for the changes in the balance:

“The preliminary purchase price allocation in the table above reflects refinements made to the fair values of the assets acquired and liabilities assumed since the acquisition date and also reflects the retirement of Progress Energy Florida’s Crystal River Unit 3 as if it occurred on the acquisition date.”

4. REGULATORY MATTERS, page 138

Retired Generation Facilities, page 140

6.      Refer to your statement, “[p]rogress Energy Carolinas anticipates earning a return on the outstanding balance with the costs excluded from rate base.” Please provide to us your regulatory analysis and evidence you considered which supported the recognition of a regulatory asset for the net book value of these retired generation facilities while at the same time earning a return on assets that are excluded from rate base.

The disclosure addresses the recovery considerations in Duke Energy Progress’ North Carolina retail jurisdiction, which represents the majority of Duke Energy Progress’ operations. The North Carolina Utilities Commission (NCUC) has held in previous proceedings that only “used and useful” property may be included in rate base. However, the NCUC specifically considered recovery relative to early plant retirements in its Order Approving General Rate Increase for Dominion North Carolina Power, a division of Dominion Resources, Inc., issued on December 21, 2012 (DNCP Order). In the DNCP Order, the NCUC approved recovery of the remaining book value through a regulatory asset and a full return over 10 years beginning on the plant’s retirement date.

In conjunction with its 2012 base rate case, Duke Energy Progress requested recovery of the remaining book value of the generation facilities that were abandoned under ASC 980-360-35, along with a full return, over 10 years. A settlement agreement related to the 2012 base rate case was filed on February 25, 2013, and was subsequently approved by the NCUC on May 30, 2013, which included recovery of the retired generation facilities and the return.

As a result of these facts, management considered recovery of the carrying value and a full return from Duke Energy Progress’ North Carolina retail customers probable as of December 31, 2012.

Andrew D. Mew

U.S. Securities and Exchange Commission

August 29, 2013

Progress Energy Florida, page 143

Crystal River Unit 3, page 143

7.      We note your announcement of the retirement of Crystal River Unit 3 in February 2013 and that your decision was based on the final report prepared by Zapata Incorporated in late September 2012 in reviewing and assessing the repair plan for the Unit. We also note Progress Energy recorded $192 million of impairment and other charges related to the wholesale operations of the Unit, which are not recovered and that Duke Energy reflected this amount as part of the Progress Energy purchase price allocation. In that regard, explain to us and disclose in more detail why it is appropriate to reflect this amount as part of Progress Energy purchase price in light of the timing of the report and your decision in February 2013.

The Zapata Incorporated (“Zapata”) report issued in September 2012 took over six months to complete and provided further insight into the condition of Crystal River Unit 3 as of the acquisition date, given the facility was in an idle state, including newly identified heighted risk associated with repair options. From receipt of the Zapata report in September 2012 to February 2013, the measurement period related to Crystal River Unit 3 remained open as Duke Energy assessed the information obtained from the Zapata report as a final decision to either proceed with repairs or to retire the unit was highly complex and required significant further analysis. The factors under consideration that affected the decision to repair or retire the unit were disclosed on pages 29-31 of Duke Energy’s September 30, 2012 Form 10-Q. On February 5, 2013 following the completion of a comprehensive analysis, Duke Energy announced its intention to retire Crystal River Unit 3. Duke Energy concluded that it did not have a high degree of confidence that the repair could be successfully completed and licensed within estimated costs and schedule, and that it was in the best interests of Duke Energy Florida’s customers, joint owners and Duke Energy’s investors to retire the unit.

Management considered the measurement period related to the carrying values assigned to Crystal River Unit 3 in the acquisition method of accounting to be open when the decision was made to retire the unit. Duke Energy had disclosed that the purchase price allocation was preliminary and was “subject to change as additional information is obtained” in its June 30, 2012 and September 30, 2012 Form 10-Q filings.

As a practical matter the measurement period affords an acquirer the opportunity to more fully understand the assets and liabilities that have been acquired. Given the highly complex nature of the options under consideration at Crystal River Unit 3, Duke Energy engaged an independent review team led by Zapata, prior to the merger with Progress Energy, to review and assess the option to repair Crystal River Unit 3.

Progress Energy had disclosed in its June 30, 2012 Form 10-Q and Duke Energy had disclosed in its September 30, 2012 Form 10-Q that there was an independent review of the Crystal River Unit 3 repair option in process, indicating: “These engineering studies and risk assessments include analyses by independent entities currently in progress” (Page 25 of

Andrew D. Mew

U.S. Securities and Exchange Commission

August 29, 2013

Progress Energy’s June 30, 2012 Form 10-Q and Page 30 of Duke Energy’s September 30, 2012 Form 10-Q).

Zapata’s review report, issued in late September, 2012 identified a number of risks associated with proceeding with the repair option that, if they occurred, would have a material impact on the estimated cost and schedule to repair Crystal River Unit 3. Zapata further identified project management and licensing risks that could impact the schedule to complete the repairs. The nature of the risks identified by Zapata existed as of the acquisition date as the plant was in the same condition as it was when acquired, because no construction activities related to any repair option were underway. The only activities performed were surveillance and monitoring of the plant’s status for safety reasons. As such, the Zapata report provided “new facts and circumstances that existed as of the acquisition date” gathered during the measurement period and provided a better understanding of the condition of the plant at the acquisition date. Refer to Form 8-K filed by Duke Energy and Duke Energy Florida dated October 1, 2012 for more details related to the Zapata report.

The decision to retire Crystal River Unit 3 was accounted for as an abandonment in accordance with ASC 980-360-35 for Progress Energy and Duke Energy Florida as no push down accounting related to the Progress Energy acquisition was applied to these entities. Although the decision was made by the combined company after the acquisition date, it was based on new information about facts that existed at the acquisition date identified by Zapata. As the measurement period was open until management has completed its analysis of all information, the decision to retire Crystal River Unit 3 was reflected as an adjustment to the fair value of the Crystal River Unit 3 plant in the acquisition method of accounting at the acquisition date. Refer to the response to question 5 above.

Duke Energy included the following disclosure on page 130 to describe the reason for the changes in the balance:

 “The preliminary purchase price allocation in the table above reflects refinements made to the fair values of the assets acquired and liabilities assumed since the acquisition date and also reflects the retirement of Progress Energy Florida’s Crystal River Unit 3 as if it occurred on the acquisition date.”

24. Income Taxes, page 247

8.      Refer to the Net Deferred Tax Liability Components table. Please tell us and disclose the nature and components of this line item “Deferred credits and other liabilities” of $2.948 billion and $822 million for Duke Energy and Progress Energy, respectively, as of December 31, 2012.

The components of the deferred credit and other liabilities component of the net deferred tax liability at December 31, 2012 were as follows (in millions).

	Duke Energy	Progress Energy
Capital lease obligation	$ 60	$ -
Pension, post-retirement, and other employee benefits	1,320	712
Progress Energy purchase accounting adjustments	1,312	-
Other	256	110
Total	$ 2,948	$ 822

Andrew D. Mew

U.S. Securities and Exchange Commission

August 29, 2013

Duke Energy will include additional details regarding the components of the net deferred tax liability, as necessary, in future filings.

Duke Energy and Progress Energy acknowledge that:

•         they are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 382-7704 with any questions regarding the foregoing.

Very truly yours,

/s/ Steven K. Young

Steven K. Young

Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Controller

Cc:       Lynn J. Good, President, Chief Executive Officer and Vice Chair of the Board of Directors

            Julie S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary